Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Announces First Quarter 2012

Financial Results

Jinjiang, Fujian Province, China, May 14, 2012–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

▪	Revenue was RMB 372.3 million (US$ 59.1 million), up 20.9% from the first quarter of 2011;
▪	Gross profit was RMB 113.0 million (US$ 18.0 million), up 18.6% from the first quarter of 2011;
▪	Gross profit margin was 30.4%, down 60 basis points from the first quarter of 2011;
▪	Net profit was RMB 71.7 million (US$ 11.4 million), up 32.8% from the first quarter of 2011;
▪	On a quarter-to-quarter sequential basis, revenue was down 8.0%, gross profit was down 18.9% and net profit was down 22.2%;
▪	Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 73.4 million (US$ 11.7 million), up 20.1% from RMB 61.1 million (US$ 9.3 million) in the first quarter of 2011;
▪	Earnings per fully diluted share were RMB 3.51 (US$ 0.56).

“We are pleased to report strong first quarter revenues and profits as the demand for our wide array of ceramic tile offerings drove solid sales volume to begin the year 2012,” said Mr. Jiadong Huang, CEO of China Ceramics. “Our annual production capacity of ceramic tiles is currently 56 million square meters, which includes an additional four million square million meters of newly productive capacity at our Hengdali facility. As business conditions and market demand dictate, we will plan to phase in an additional 16 million square meters of capacity at Hengdali through the year which would increase our annual production capacity to 72 million square meters of ceramic tiles.”

CEO Mr. Huang continued, “Our focus on Tier II and Tier III cities in China helped us to develop a leadership position in our industry as we continue to capitalize upon China’s economic growth and urbanization trends. Going forward, we plan upon widening our distribution capabilities and bolstering our direct sales and marketing efforts to large property developers as a means to effectively reach the market. We are confident that our strong brand name recognition and wide spectrum of high quality ceramic tile products will help us to retain our competitive edge.”

1

First Quarter 2012 Results

Revenue for the first quarter ended March 31, 2012 was RMB 372.3 million (US$ 59.1 million), up 20.9% from RMB 307.9 million (US$ 46.8 million) from the first quarter ended March 31, 2011. The year-over-year increase in revenue was driven, in part, by a 2.6% increase in the sales volume of ceramic tiles to 11.7 million square meters in the first quarter of 2012 from 11.4 million square meters in the first quarter of 2011. In addition, the average selling price increased in the first quarter of 2012 to RMB 31.8 per square meter compared to RMB 26.9 per square meter in the comparable quarter of 2011 due to a change in the sales mix, with more sales coming from our new higher-priced rustic series of ceramic tiles which is being produced from our new Hengdali facility. The decrease in sales in the first quarter of 2012 as compared to the fourth quarter of 2011 is primarily due to a 5.6% decrease in the sales volume from 12.4 million square meters.

Gross profit for the first quarter ended March 31, 2012 was RMB 113.0 million (US$ 18.0 million), up 18.6% from RMB 95.3 million (US$ 14.5 million) for the first quarter ended March 31, 2011. The year-over-year increase in gross profit was mostly driven by the change of sales mix, with more sales coming from high margin rustic series of ceramic tiles. Gross profit margin was 30.4% for the first quarter ended March 31, 2012 compared to 31.0% for the same period of 2011. The year-over-year decrease in gross profit margin was driven by increased material cost and labor cost.

Administrative expenses for the first quarter ended March 31, 2012 were RMB 9.6 million (US$ 1.5 million), down 38.5% from RMB 15.6 million (US$ 2.4 million) in the first quarter of 2011. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 1.8 million (US$ 0.3 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. The comparable non-cash share-based expenses were RMB 7.1 million (US$ 1.1 million) in the same period in 2011. It is expected that additional non-cash share-based compensation expenses of approximately RMB 6.4 million (US$ 1.0 million) will be incurred from April 2012 to January 2014. Of the amount of administrative expenses for the first quarter ended March 31, 2012, RMB 1.0 million (US$ 0.2 million) related to provision for inventory. Excluding the non-cash share-based expenses and loss from asset devaluation, the administrative expenses for the first quarter ended March 31, 2012 was flat as compared with the expenses for the same period in 2011.

Profit before taxation for the first quarter ended March 31, 2012 was RMB 96.6 million (US$ 15.4 million), up 29.0% from RMB 74.9 million (US$ 11.4 million) in the first quarter of 2011. The year-over-year increase in profit before taxation was the result of higher gross profit as well as lower administrative expenses.

Net profit for the first quarter ended March 31, 2012 was RMB 71.7 million (US$ 11.4 million), up 32.8% from RMB 54.0 million (US$ 8.2 million) in the same period of 2011. The year-over-year increase in net profit was the result of higher gross profit as well as the aforementioned lower administrative expenses.

Earnings per fully diluted share were RMB 3.51 (US$ 0.56) for the first quarter ended March 31, 2012, up 18.6% from RMB 2.96 (US$ 0.45) over the same period in 2011. Earnings per fully diluted share in the first quarter of 2012 were computed using 20.4 million shares while net earnings per fully diluted share in the first quarter of 2011 were computed using 18.3 million shares.

Non-GAAP profit before taxation, which excludes share-based compensation expenses, was RMB 98.4 million (US$ 15.6 million) in the first quarter ended March 31, 2012, up 20.0% from RMB 82.0 million (US$ 12.5 million) in 2011.

Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 73.4 million (US$ 11.7 million) in the first quarter ended March 31, 2012, an increase of 20.1% from RMB 61.1 million (US$ 9.3 million) in the first quarter of 2011.

2

Non-GAAP earnings per fully diluted share, which excludes share-based compensation expenses, was RMB 3.59 (US$ 0.57) in the first quarter ended March 31, 2012, up 7.2% from RMB 3.35 (US$ 0.51) in the same period of 2011.

First Quarter 2012 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 76.1 million (US$ 12.1 million) as of March 31, 2012, compared with RMB 42.1 million (US$ 6.7 million) as of December 31, 2011. The increase in cash and bank balances was the result of sustained revenues and no capital expenditures during the quarter ended March 31, 2012.
▪	Inventory turnover was 109 days as of March 31, 2012 compared with 84 days as of December 31, 2011. The increase in inventory turnover reflects the normal pattern of introducing a new series of temporarily slower moving ceramic tiles into the market for developers to test and adopt while thereafter such new series are produced according to actual customer orders.
▪	Trade receivables turnover was 110 days as of March 31, 2012 compared with 93 days as of December 31, 2011. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 94 days as of March 31, 2012 compared with 79 days as of December 31, 2011. The average turnover days were within the Company’s normal collection period.
▪	Trade payables turnover was 87 days as of March 31, 2012 compared with 77 days as of December 31, 2011. The average turnover days were within the Company’s normal credit period.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 73.8 million (US$ 11.7 million) for the quarter ended March 31, 2012, compared to RMB 15.2 million (US$ 2.3 million) of cash flow used in operating activities for the same period of 2011. The year-over-year increase of RMB 89.0 million (US$ 14.0 million) was mainly due to the increase in revenue and the change in the Company’s method of settling the sales rebates with its distributors, primarily offset by an increase in inventory and income tax. The Company now issues rebates at the time of sale and settles rebates quarterly. Historically, the Company had issued rebates at the time of collection of its accounts receivable and settled rebates annually. The Company settled annual rebate of year 2010 and adopted new settlement in the first quarter of 2011, which caused an increase in cash flow of approximately RMB 45.0 million (US$ 6.6 million) in the first quarter of 2012 compared to the same quarter in 2011.

Cash flow generated from investing activities in the quarter ended March 31, 2012 was RMB 0.1 million (US$ 0.02 million) due from interest received, compared to RMB 163.3 million (US$ 24.8 million) of cash flow used in investing activities in the same period of 2011, which was primarily due to the acquisition of property, plant and equipment.

Cash flow used in financing activities was RMB 40.0 million (US$ 6.4 million) due to the repayment of bank borrowings for the quarter ended March 31, 2012, as compared to nil for the same period of 2011.

Plant Expansion and Capital Expenditures Update

The Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles. The facility was enhanced in 2011 to replace manufacturing production line equipment. The Company does not expect to add any additional production capacity to the Hengda facility and anticipates that the capital expenditures related to the facility in 2012 will be minimal.

3

The Company is currently expanding the production capacity of the Hengdali facility from its current 14 million square meters per year of ceramic tiles to 30 million square meters per year of ceramic tiles, which is expected to be completed later of 2012. Four million square meters of annual capacity were added in the fourth quarter of 2011 that had been planned for 2012 and is now fully operational and producing ceramic tiles for sale. The Company plans on bringing online additional capacity at Hengdali as determined by market demand. The Company expects that the power supply from the local power supply authority will enable ramp-up of any new capacity by the end of the second quarter of 2012.

After the completion of Phase II at Hengdali, together with the current capacity of the Hengda facility, China Ceramics would have a total annual production capacity of approximately 72 million square meters of ceramic tiles in 2012. The Company anticipates that a further capacity expansion of Phase III at Hengdali would provide an additional 14 million square meters of ceramic tiles in 2013.

The Company’s expected capital expenditures for 2012 will be about US$38 million, the majority of which will be associated with the Phase II expansion of the Hengdali facility. This amount is subject to change as Management regularly reviews the levels of capital expenditures throughout the year and may adjust its capital expenditures subject to market conditions. The Company’s capital expenditures were nil in the first quarter of 2012 and Management currently estimates that the vast majority of capital expenditures will occur in the second half of the year pending its review of the business outlook at that time.

The Company believes that its current cash balances, combined with its expected future cash flow from operations and its borrowing capacity, will be sufficient to meet the remaining capital expenditure requirements of the production capacity expansion associated with the Hengdali facility.

Business Outlook

China Ceramics has experienced strong year-to-year sales comparisons over the last two years due to its strong brand name, operating effectiveness and the successful execution of its capacity expansion plan. The Company’s production capacity increased to 56 million square meters in 2011 from 38 million square meters in December of 2010. In 2012, the Company deems it possible that it will increase its annual capacity from its current 56 million square meters to a total of 72 million square meters of production capacity depending on the business outlook and as determined by market demand. We note that the Company’s year-to-year comparisons going forward may be somewhat less than that experienced in past periods due to the Company’s previously more rapid capacity expansion. However, though there is likely to be fluctuations from time to time, the Company expects to maintain strong gross margins as its customers are continuing to transition from lower margin ceramic tile products to higher margin, more advanced and better performing ceramic tiles.

While capacity has increased significantly, the utilization of capacity for the Company’s facilities is currently 95.7%, which signifies continued healthy customer demand. In addition to plant capacity, the pricing of the Company’s products is the other key factor in assessing revenues. The Company’s average selling prices of its products has risen over time, though the effects of seasonality have resulted in somewhat flatter sequential quarter-to-quarter results.

The Company’s backlog of orders for delivery in the second quarter of 2012 is approximately RMB 440.6 million (US$ 70.0 million), representing a year-over-year growth rate of 18.3% compared to the second quarter of 2011. This year-over-year growth rate is lower than that of previous quarters, reflective of the impact of somewhat slower customer demand. The Company estimates that its sales volume of ceramic tiles in the second quarter of 2012 will be approximately 12.9 million square meters.

4

The sales volume in the first quarter of 2012 represents a slight decrease from that of the fourth quarter of 2011 and is attributable to the seasonality of the Company’s business and is consistent with the trend of past years.

China Ceramics’ new production capacity enables the Company to more efficiently produce medium to high-end ceramic tile products implement tight operations management so as to offer an optimal product mix for sale to its end-users. The Company continues to effectively capitalize upon its research and development efforts and have introduced large-sized tiles into the market that have experienced excellent market receptivity and have high margin profit potential.

The Company continues to monitor the macroeconomic environment in China in terms of general business activity and domestic infrastructure investment such as that occurring in the real estate sector. As indicated, the Company will expand its production capacity further subject to market conditions. The Company continues to focus on Tier II and Tier III cities and is intent upon both strengthening its distribution network and engaging in more active direct sales with large developers. The Company believes that its new Hengdali production facility in Gaoan will better position it to expand into new markets and reach additional end use customers abetted by the reduction in delivery transportation and logistical costs.

2012 Recognition and Award

On March 13, 2012, the Company was certified by Fujian Municipal as one of the Top 100 2012-2013 Leading Enterprises.

Conference Call Information

The Company will host a conference call at 8:00 am ET on Monday, May 14, 2012. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 78152965. A replay of the conference call will be available for 14 days starting from 11:00 pm ET on May 14, 2012. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 78152965 for the replay.

Annual Shareholders Meeting

The Board of Directors has authorized the Annual Shareholders Meeting (ASM) to be held on May 16, 2012, at the offices of Loeb & Loeb, 345 Park Avenue, NY, NY 10154, commencing at 9:15am, EDT. The Record Date for determining shareholders who will be able to vote at the ASM is April 6, 2012.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

5

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

6

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(RMB in thousands)

	As at	As at
	March 31, 2012	December 31, 2011
	(Unaudited)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	826,982	843,429
Land use rights	31,100	31,267
Goodwill	3,735	3,735
	861,817	878,431

Current assets
Inventories	333,610	291,781
Trade receivables	438,677	473,209
Prepayments and other receivables	19,559	26,377
Cash and bank balances	76,091	42,149
	867,937	833,516

Current liabilities
Trade payables	246,509	252,682
Accrued liabilities and other payables	47,275	44,349
Interest-bearing bank borrowings	85,000	125,000
Income tax payable	22,724	35,090
	401,508	457,121
Non-current liabilities
Long term borrowings	60,000	60,000
Deferred tax liabilities	1,078	1,087
	61,078	61,087

Net current assets	466,429	376,395

Net assets	1,267,168	1,193,739

EQUITY
Total shareholders’ equity	1,267,168	1,193,739

7

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(RMB in thousands, except EPS and share data)

	Three months ended
	March	December	March
	31	31	31
	2012	2011	2011

Revenue	372,288	404,452	307,865
Cost of Sales	(259,280)	(265,102)	(212,554)
Gross profit	113,008	139,350	95,311
Selling and distribution expenses	(2,962)	(3,093)	(2,534)
Administrative expenses	(9,593)	(12,199)	(15,620)
Finance costs	(3,570)	(3,771)	(1,873)
Other income/(expenses)	(246)	5,148	(416)
Profit before taxation	96,637	125,435	74,868
Income tax expense	(24,966)	(33,265)	(20,857)
Net Profit for the period	71,671	92,170	54,011
Attributable to:
Shareholders of the Company
EPS-Basic	3.51	4.51	2.96
EPS-Diluted	3.51	4.51	2.96
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	18,254,002
Diluted	20,430,838	20,430,838	18,254,002

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE

	Three months ended
	March	December	March
	31	31	31
	2012	2011	2011

Sales volume (square meters)	11,719,104	12,355,462	11,429,245
Average Selling Price (in RMB/square meter)	31.8	32.7	26.9
Average Selling Price (in USD/square meter)	5.0	5.2	4.1

8

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB in thousands)

	Three months ended
	March	December	March
	31	31	31
	2012	2011	2011

Cash flows from operating activities
Profit before taxation	96,637	125,435	74,868
Adjustments for
Amortization of land use rights	167	167	167
Depreciation of property, plant and equipment	16,448	15,022	8,818
Loss on disposal of property, plant and equipment	-	-	103
Share-based compensation	1,761	5,376	7,111
Finance costs	3,570	3,771	1,873
Interest income	(103)	(63)	(222)
Operating profit before working capital changes	118,480	149,708	92,718
Increase in inventories	(41,829)	(35,304)	(36,625)
(Increase)/decrease in trade receivables	34,532	2,904	(57,733)
(Increase)/decrease in other receivables and prepayments	6,818	(10,943)	(8,774)
Increase/(decrease) in trade payables	(6,173)	(6,957)	27,999
Increase/(decrease) in accrued liabilities and other payables	2,940	(2,041)	(6,016)
Cash generated from operations	114,768	97,367	11,569
Interest paid	(3,586)	(3,771)	(1,873)
Income tax paid	(37,340)	(26,258)	(24,902)

Net cash generated from/(used in) operating activities	73,842	67,338	(15,206)

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	-	708
Acquisition of property, plant and equipment	-	(63,760)	(164,241)
Interest received	103	63	222

Net cash generated from/(used in) investing activities	103	(63,697)	(163,311)

Cash flows from financing activities
Bank borrowings obtained	-	33,000	-
Repayment of short-term loans	(40,000)	(43,000)	-

Net cash used in financing activities	(40,000)	(10,000)	-

Net increase/(decrease) in cash and cash equivalents	33,945	(6,359)	(178,517)
Cash and cash equivalents, beginning of period	42,149	48,545	263,495
Effect of foreign exchange rate differences	(3)	(37)	(55)

Cash and cash equivalents, end of period	76,091	42,149	84,923

9

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION

(U.S Dollar in thousands)

	As at	As at
	March 31, 2012	December 31, 2011

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	131,319	134,007
Land use rights	4,938	4,968
Goodwill	593	593
	136,850	139,568

Current assets
Inventories	52,975	46,359
Trade receivables	69,659	75,185
Prepayments and other receivables	3,106	4,191
Cash and bank balances	12,083	6,697
	137,823	132,432

Current liabilities
Trade payables	39,144	40,147
Accrued liabilities and other payables	7,507	7,047
Interest-bearing bank borrowings	13,497	19,860
Income tax payable	3,608	5,575
	63,756	72,629
Non-current liabilities
Long term borrowings	9,528	9,533
Deferred tax liabilities	171	173
	9,699	9,706

Net current assets	74,067	59,803

Net assets	201,218	189,665

EQUITY
Total shareholders’ equity	201,218	189,665

10

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(U.S Dollar in thousands, except EPS and share data)

	Three months ended
	March	December	March
	31	31	31
	2012	2011	2011

Revenue	59,134	63,828	46,830
Cost of Sales	(41,184)	(41,884)	(32,332)
Gross profit	17,950	21,944	14,498
Selling and distribution expenses	(470)	(488)	(385)
Administrative expenses	(1,523)	(1,926)	(2,376)
Finance costs	(567)	(593)	(285)
Other income/(expenses)	(39)	796	(63)
Profit before taxation	15,351	19,733	11,389
Income tax expense	(3,966)	(5,233)	(3,173)
Net Profit for the period	11,385	14,500	8,216
Attributable to:
Shareholders of the Company
EPS-Basic	0.56	0.71	0.45
EPS-Diluted	0.56	0.71	0.45
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	18,254,002
Diluted	20,430,838	20,430,838	18,254,002

11

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S Dollar in thousands)

	Three months ended
	March	December	March
	31	31	31
	2012	2011	2011

Cash flows from operating activities
Profit before taxation	15,351	19,733	11,389
Adjustments for
Amortization of land use rights	27	27	25
Depreciation of property, plant and equipment	2,613	2,364	1,341
Lose on disposal of property, plant and equipment	-	-	16
Share-based compensation	280	846	1,082
Finance costs	567	593	285
Interest income	(16)	(11)	(34)
Operating profit before working capital Changes	18,822	23,552	14,104
Decrease in inventories	(6,644)	(5,555)	(5,571)
(Increase)/decrease in trade receivables	5,485	257	(8,782)
(Increase)/decrease in other receivables and prepayments	1,083	(1,704)	(1,335)
Increase/(decrease) in trade payables	(981)	(997)	4,259
Increase/(decrease) in accrued liabilities and other payables	467	(316)	(915)
Cash generated from operations	18,232	15,237	1,760
Interest paid	(570)	(593)	(285)
Income tax paid	(5,931)	(4,140)	(3,788)

Net cash generated from/(used in) operating activities	11,731	10,504	(2,313)

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	-	108
Acquisition of property, plant and Equipment	-	(10,269)	(24,983)
Interest received	16	11	34

Net cash generated from/(used in) investing activities	16	(10,258)	(24,841)

Cash flows from financing activities
Bank borrowings obtained	-	5,259	-
Repayment of short-term loans	(6,354)	(6,713)	-

Net cash used in financing activities	(6,354)	(1,454)	-

Net increase/(decrease) in cash and cash equivalents	5,393	(1,208)	(27,154)
Cash and cash equivalents, beginning of period	6,697	7,611	39,923
Effect of foreign exchange rate differences	(7)	294	200

Cash and cash equivalents, end of period	12,083	6,697	12,969

12

About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the first quarter of 2012, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all of which exclude the share-based compensation expenses from their comparable IFRS measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Three months ended March 31, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	96,637	1,761	98,398	15,351	280	15,631
Net profit	71,671	1,761	73,432	11,385	280	11,665
EPS-Basic	3.51		3.59	0.56		0.57
EPS-Diluted	3.51		3.59	0.56		0.57

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Three months ended December 31, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	125,435	5,376	130,811	19,733	846	20,579
Net profit	92,170	5,376	97,546	14,500	846	15,346
EPS-Basic	4.51		4.77	0.71		0.75
EPS-Diluted	4.51		4.77	0.71		0.75

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Three months ended March 31, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	74,868	7,111	81,979	11,389	1,082	12,471
Net profit	54,011	7,111	61,122	8,216	1,082	9,298
EPS-Basic	2.96		3.35	0.45		0.51
EPS-Diluted	2.96		3.35	0.45		0.51

(1) Share-based compensation.

Source: China Ceramics Co., Ltd.

###

13